EXHIBIT 99.1

ZJK Industrial Co., Ltd. Announces Implementation of Dual-Class Share Structure

SHENZHEN, China, March 16, 2025 (GLOBE NEWSWIRE) -- ZJK Industrial Co., Ltd. (NASDAQ: ZJK) (“ZJK Industrial”, “ZJK” or the “Company”), a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputer, today announced the implementation of a dual-class share structure.

At an extraordinary general meeting held on March 6, 2026, shareholders approved the introduction of two classes of ordinary shares, designated as Class A and Class B. The Company’s Class A ordinary shares are expected to begin trading on the Nasdaq Capital Market at the open of business on March 17, 2026, continuing under the ticker symbol “ZJK.” While the CUSIP number will remain the same, the CUSIP description will be updated to reflect the new designation as Class A ordinary shares.

Under the approved share capital reorganization, the Company has re-designated and re-classified its authorized and issued share capital. At the effective time, all 64,322,249 issued and outstanding ordinary shares were re-designated: 6,000,000 shares held by DNR Technology Co., Ltd., 1,800,000 shares held by Vimisci Holding Limited, 450,000 shares held by Newmicro Holding Limited, 450,000 shares held by Jinshan International Investment Co., Ltd., and 300,000 shares held by KKD Holding Limited were each re-designated as Class B ordinary shares on a one-for-one basis. The remaining 55,322,249 issued shares have been re-designated as Class A ordinary shares. In addition, all 2,935,677,751 authorized but unissued ordinary shares have been re-designated as Class A ordinary shares.

As a result of share capital reorganization, the Company’s authorized share capital now consists of US$50,000 divided into 2,991,000,000 Class A ordinary shares and 9,000,000 Class B ordinary shares, each with a par value of US$0.000016666667. The rights attached to the new share classes are substantially identical to those of the previous ordinary shares, with two key distinctions: holders of Class B ordinary shares are entitled to thirty (30) votes per share on all matters decided by poll at any general meeting, and each Class B ordinary share is convertible into a Class A ordinary share on a one-for-one basis at the holder’s discretion.

To reflect share capital reorganization, ZJK Industrial has adopted amended and restated memorandum and articles of association, which have been duly filed and are now effective.

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. is a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputers. With over fourteen years in the precision metal parts manufacturing industry, the Company maintains a skilled professional team, a series of highly automated and precision manufacturing equipment, stable and strong customer group, and complete quality management systems. ZJK mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning parts, stamping parts and Computer Numerical Control (CNC) machining parts, CNC milling parts, high precision structural components, Surface Mounting Technology (SMT) for miniature parts packaging, and technology service for research and development from a professional engineering team. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect the its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “propose” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ZJK Industrial Co., Ltd.
Phone: +86-755-2834 1175
Email: ir@zjk-industrial.com

The Blueshirt Group Asia
Feifei Shen
Phone: +86-134-66566136
Email: feifei@blueshirtgroup.co